SEC

18006401

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53738

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: EquiLend LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Liberty Street, 10th Floor Suite 1020
(No. and Street)

New York,	NY	10281
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Paul Nigrelli (212) 901-2228
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

757 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Nigrelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EquiLend LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Khia Helen Lee
Notary Public State of New York
New York County
2/5/2022

02LE6370433 Notary Public signed 4/16/18

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)

TABLE OF CONTENTS

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)
Statement of Financial Condition
December 31, 2017

Assets		
Cash	$	4,954,378
Investments, at fair value		4,611,699
Accounts receivable		1,331,457
Other assets		45,000
Due from affiliates		24,881
Total assets	$	10,967,415
Liabilities		
Deferred revenue and other liabilities	$	2,994,906
Due to affiliates		1,013,072
Total liabilities		4,007,978
Member's equity		
Accumulated profits		5,759,437
Member's contributions		1,200,000
Total member's equity		6,959,437
Total liabilities and member's equity	$	10,967,415

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

EquiLend LLC (the "Company"), a Delaware limited liability company, was formed in 2001. In 2002, the Company was approved as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and as a member of the National Association of Securities Dealers ("NASD") and commenced operations. In 2008, the NASD was consolidated into the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is registered as an Alternative Trading System as a member of FINRA. In 2015, the Company became registered to conduct business in Australia and is now a member of the Australian Securities & Investments Commission ("ASIC").

EquiLend Holdings LLC (the "Parent") has developed a global platform (the "Platform") for the automation and negotiation of securities financing transactions between securities lenders and borrowers. The Company, through a service agreement with the Parent, offers services to users through the Platform along with the Company's affiliates, EquiLend Europe Limited, EquiLend Canada Corp., EquiLend Asia Limited, DataLend LLC, EquiLend Clearing LLC and Automated Equity Finance Markets, Inc. (the "Affiliates"). The Company and the Affiliates are wholly owned subsidiaries of the Parent.

The Company maintains an office in New York.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash

All highly liquid investments with original maturities of three months or less when acquired are considered to be cash equivalents. The Company has cash held by major financial institutions, which are insured by the Federal Deposit Insurance Corporation ("FDIC") at up to $250,000 per legal entity. As of December 31, 2017, the cash balance held at the financial institution exceeded the federally insured amount by $4,704,378.

Accounts Receivable

Accounts receivable are stated at the amount the Company expects to collect and do not bear interest. The Company's accounts receivable arise from participation fees in the U.S. and abroad. The Company has not placed a reserve on its accounts receivable balance as it believes that all of its accounts receivable will be collected.

Investments

Investments include investments in publicly traded mutual funds. All investments are carried at fair value which is determined by quoted prices at the measurement date. Investment transactions are recorded on a trade-date basis with unrealized gains and losses reflected in net income.

Taxes

The Company is a single member limited liability company, which is treated as a disregarded entity for income tax purposes. Accordingly, the taxable income or loss of the Company is included in the unincorporated business tax ("UBT") tax return of the Parent. The Company and the Parent are both subject to UBT. The Company computes its income tax provision on a separate entity basis. Income taxes are accounted for using the asset and liability method. Deferred income taxes are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is established when it is more likely than not that deferred tax assets will not be realized in future years. For the year ended December 31, 2017, the Company recorded $259,954 of UBT tax expense and a corresponding intercompany payable to the Parent.

The Company had previously adopted the provisions for accounting for uncertain tax positions under ASC Topic 740, Income Taxes ("ASC 740"). As required by ASC 740, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. With limited exceptions, the statute of limitations is closed for tax year prior to 2014. The Company has not recognized penalties and interest related to the unrecognized tax benefits for the year ended December 31, 2017.

The Company has evaluated the impact of the Tax Cuts and Jobs Act of 2017 and has determined that there are no material impacts to the financial statements that would require disclosure.

Fair Value of Financial Instruments

The Company adopted the guidance issued by the Financial Accounting Standards Board ("FASB") to establish accounting and reporting standards related to ASC 820 Fair Value Measurements. This guidance requires the disclosure of fair value of financial instruments, including assets and liabilities recognized in the Statement of Financial Condition. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are described below:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (i.e., quoted prices for similar assets or liabilities in active markets).

Level 3 - unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2017, the Company had net capital of $5,129,692, which was $4,862,493 in excess of its required net capital of $267,199. The ratio of aggregate indebtedness to net capital was 0.78 to 1.

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the Rule as it does not hold customer funds or safekeep customer securities.

RELATED PARTIES

Accounts receivable included $63,732 owed to the Company by members or affiliates of members of the Parent.

The Company has entered into a Securities Service Agreement (the "Agreement") with EquiLend Europe Limited and EquiLend Canada Corp. under which the Company performs services, including the facilitation of securities lending and borrowing transactions, on behalf of the above mentioned affiliates. Also under the Agreement, the Company acts as a billing agent for participation fees on behalf of these affiliates. Participation fees are earned by these affiliates when the affiliates are designated as the operating entity in the underlying user agreement between the Company, the affiliates and the user. As of December 31, 2017, the Company owed these affiliates $938,759.

EquiLend Asia Limited services clients in the Asia region on behalf of the Company. Costs associated with this service are funded by the Company through a cost plus arrangement by which the Company will pay EquiLend Asia Limited a reimbursement for expenses incurred plus an 8% markup. As of December 31, 2017, the Company was owed $16,430 from EquiLend Asia Limited, not currently included in due from affiliates in the Statement of Financial Condition.

Investments consist of $4,611,699 invested in mutual funds and a certificate of deposit through an investment account with an affiliate of a member of the Parent. Cash consists of $4,954,378 in multiple bank accounts with an affiliate of a member of the Parent.

The Company has entered into a services agreement with the Parent (the "Services Agreement") under which the Parent allocates substantially all operating costs to the Company. The Parent also allocates certain expenses to the Company under the Services Agreement for use of the Platform developed by the Parent. The Company reimburses the Parent for allocated expenses and service fees on a monthly basis. As of December 31, 2017, the Company owed the Parent $62,562, which is included in the due to affiliates balance on the Statement of Financial Condition.

The Company has received client payments for invoices related to DataLend. As of December 31, 2017, the Company owed DataLend $28,181, which is included in the due to affiliates balance on the Statement of Financial Condition.

4. FAIR VALUE

As required by FASB guidance, investments are classified within the level of the lowest significant input considered in determining fair value. The following table sets forth information about the level within the fair value hierarchy at which the Company's investments are measured as of December 31, 2017.

Description	Level 1	Level 2	Level 3	2017
Exchange traded funds	$ 2,360,477			$ 2,360,477
Mutual funds	1,249,265			1,249,265
Certificate of deposit	1,001,957	-	-	1,001,957
Total	$ 4,611,699	-	-	$ 4,611,699

5. CONTINGENCIES

The Company is party to a NYS sales tax audit and has been assessed for past due NYS sales tax and associated penalties of approximately $9 million. After recent discussion with NYS the Company believes the maximum exposure is approximately $3 million. The Company has contested these sales tax assessments and believes that it is not probable that it would be liable for such assessment based on consultation with legal counsel. Additionally, the Company has been named in two class action lawsuits, Iowa Public Employees' Retirement System et al. v. Bank of America Corporation et al. No.,1:17-cv-06221-KFF (S.D.N.Y); and QS Holdco Inc. v. Bank of America Corporation et al. No. 18-cv-00824 (RJS) (S.D.N.Y.), which the Company plans to appeal. While the results of these matters cannot be predicted with certainty, the Company believes that the final outcome of both the NYS sales tax audit and the class action lawsuits will not have a material adverse effect on the Company's financial position.

6. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through the date that the financial statements were issued, and has determined that there are no material events that would require disclosure in the Company's financial statements.

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

EQUILEND LLC

(A wholly owned subsidiary of EquiLend Holdings LLC)

December 31, 2017

GrantThornton

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member
EquiLend LLC

Opinion on the financial statements

We have audited the accompanying statement of financial condition of EquiLend LLC (a Delaware limited liability company) (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton LLP

We have served as the Company's auditor since 2008.

New York, New York
March 1, 2018